HUAYUE ELECTRONICS, INC.
300 Somerset St., Room 469
Harrison, NJ 07029

March 12, 2013

VIA EDGAR
Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Huayue Electronics, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2012
Filed August 28, 2012
File No. 0-54205

Dear Mr. Spirgel:

I have received your letter dated February 25, 2013 addressed to Liuzhi Gan.  We are preparing a response, but we will require some additional time.  We expect to file a complete response to the Staff’s comments on or before March 25, 2013.

Should you wish to contact us in the meantime, please direct correspondence to our securities counsel:

Robert Brantl, Esq.
52 Mulligan Lane
Irvington, NY 10533
914-693-3026
914-693-1807 (fax)
robertbrantl@earthlink.net

Sincerely,

/s/ Pan Shudong
Pan Shudong
Chief Executive Officer